August 25, 2010

By Electronic Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-3628

Attention:	Ms. Peggy Kim, Esq.

	Re:	Health Grades, Inc.
Schedule TO-T filed by Mountain Acquisition Corp. and
Mountain Merger Sub Corp.
Filed August 10, 2010
File No. 005-58765

Dear Ms. Kim:

We are counsel to Mountain Merger Sub Corp., Mountain Acquisition Corp. and Vestar Capital Partners V, L.P. (the “Bidders”), and on behalf of the Bidders we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 19, 2010, with respect to the Bidders’ Tender Offer Statement on Schedule TO that was filed with the Commission on August 10, 2010 (as amended, the “Schedule TO”).

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Offer to Purchase

General

1.                                       Please advise us to whether Vestar Capital Partners V, L.P. and the issuer should be included as offerors in the Offer.  Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included.  In this regard, we note that Holdings, Parent and Purchaser were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the Offer and Merger, and that each entity is controlled by Vestar.  We also note that Vestar will be providing the financing for the Offer.  Furthermore, we note that the issuer will be providing its available cash to fund the Offer.  In addition to advising us as to whether the issuer should be included as an offeror in the Offer, please also revise to describe the reasons why the issuer is providing its cash to fund the Offer.

Response: In response to the Staff’s comment, the Bidders have revised the Schedule TO to include disclosure regarding Vestar Capital Partners V, L.P.

We respectfully note the Staff’s comment with respect to the issuer and advise the Staff that there are no agreements, arrangements or understandings between the issuer and its affiliates, on the one hand, and the Bidders and their respective executive officers, directors or affiliates, on the other hand, to use the issuer’s cash to fund the Offer.  The Bidders believe, based on their due diligence review of the issuer, including discussions with the management of the issuer, that there will be excess cash on the balance sheet of the issuer upon the closing of the Offer.  The Bidders determined that any such excess cash would be used to provide funding for the Offer.  Consequently, in the Schedule TO, the Bidders disclosed their plans to use excess cash on the issuer’s balance sheet to provide funding for the Offer.  The Bidders do not believe that the issuer should be included as an offeror in the Schedule TO as the result of the Bidders plans to use any available cash on the issuer’s balance sheet to fund the Offer.

What are the most significant conditions to the Offer, page 1

2.                                       Please revise to estimate the number of shares required to be tendered in order to satisfy the Minimum Condition.

Response: The Bidders have revised the Schedule TO in response to the Staff’s comment.

3.                                       We note the bidders’ right to waive conditions.  If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, it appears that the waiver of the Minimum Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.  Please provide us with the bidders’ views on this issue.  See Rule 14d-4(d).

Response: The Bidders acknowledge the Staff’s comments above and confirm that if they decide to waive any material conditions they will expressly announce their decision to do so in a manner reasonably calculated to inform security holders of the waiver.  The Bidders acknowledge that if they decide to waive the Minimum Condition they are required to ensure that the offer remains open for at least five business days following such waiver.

Determination of Validity, page 15

4.                                       Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding.  Please revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding on the parties.  In addition, please disclose that security holders may challenge your determinations.

Response: In accordance with the Staff’s comment, the Bidders have deleted the language that Purchaser’s interpretation of the terms and conditions of the Offer “will be final and binding.” The Bidders have added language that security holders may challenge their determinations.

Equity Commitment Letter, page 31

5.                                       Please file the equity commitment letter as an exhibit to the Schedule TO.  Refer to Item 1016(d) and Item 1011(a)(1) of Regulation M-A.

Response: In response to the Staff’s comment, the Bidders have filed the equity commitment letter as exhibit (b)(1) to the Schedule TO.

*   *   *   *   *   *   *

The Bidders acknowledge that they responsible for the adequacy and accuracy of the disclosure in the Schedule TO, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO.  The Bidders acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing with regard to the Bidders or the Schedule TO, please feel free to contact me by phone at (212) 446-4888 or by facsimile at (212) 446-4900.

Sincerely,

/s/ Michael Movsovich
Michael Movsovich

cc:	Joshua N. Korff, Kirkland & Ellis LLP
Kester L. Spindler, Kirkland & Ellis LLP
Steven Della Rocca, Vestar Capital Partners V, L.P.